EXHIBIT 99.1

                                 RISK FACTORS

     An investment in our common shares involves various risks. You should carefully consider the following information before making a decision to purchase our common shares.

THERE IS NO PUBLIC MARKET FOR OUR COMMON SHARES, SO INVESTORS MAY BE UNABLE TO DISPOSE OF THEIR INVESTMENT.

     Prospective shareholders should view the common shares as illiquid and must be prepared to hold their shares for an indefinite length of time. Before this offering, there has been no public market for our common shares, and initially we do not expect a market to develop. We do not plan to cause our common shares to be listed on any securities exchange or quoted on any system or in any established market either immediately or at any definite time in the future. While we, acting through our board of directors, may cause the common shares to be listed or quoted if the board of directors determines this action to be prudent, there can be no assurance that this event will ever occur. Shareholders may be unable to resell their common shares at all, or may be able to resell them only later at a substantial discount from the purchase price. Thus, the common shares should be considered a long-term investment.

THE BOARD OF DIRECTORS MAY DECIDE IN ITS SOLE DISCRETION TO LIST OUR COMMON SHARES OR DISSOLVE US.

     Currently, we expect that within approximately three years from the initial closing of the minimum offering of 1,666,666.67 common shares we intend either:

       (1) to cause our common shares to be listed on a national securities exchange or quoted on the NASDAQ National Market System or

       (2) with shareholder approval, to dispose of all of our properties in a manner which will permit distributions to our shareholders of cash.

Either type of action will be conditioned on the board of directors determining the action to be prudent and in the best interests of our shareholders. However, we are under no obligation to take any of these actions, and any action, if taken, might be taken after the three-year period mentioned above.

THE COMPENSATION TO APPLE SUITES ADVISORS AND APPLE SUITES REALTY IS PAYABLE BEFORE DISTRIBUTIONS AND WILL REDUCE INVESTORS' RETURN.

     The payment of compensation to Apple Suites Advisors and Apple Suites Realty from proceeds of the offering and property revenues will reduce the amount of proceeds available for investment in properties, or the cash available for distribution, and will therefore tend to reduce the return on our shareholders' investments. In addition, this compensation is payable regardless of our profitability, and is payable prior to, and without regard to whether we have sufficient cash for distributions.

THERE WERE NO ARMS-LENGTH NEGOTIATIONS FOR OUR AGREEMENTS WITH APPLE SUITES ADVISORS, APPLE SUITES REALTY AND APPLE SUITES MANAGEMENT.

     Apple Suites Advisors and Apple Suites Realty will receive substantial compensation from us in exchange for various services they have agreed to render to us. This compensation has been established without the benefits of arms-length


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negotiation.  Apple  Suites Management will enter into leases for our properties and has agreed to pay us rent. This rent WILL BE established without the benefit of arms-length negotiation.


COMMISSIONS, ACQUISITION, ADVISORY AND OTHER FEES AND EXPENSES WILL LIMIT OUR ABILITY TO MAKE DISTRIBUTIONS TO INVESTORS.

     The investment return to our shareholders likely will be less than could be obtained by a shareholder's direct acquisition and ownership of the same properties. We will pay to David Lerner Associates, Inc. substantial fees to sell our common shares which will reduce the net proceeds available for investment in properties. We will pay to Apple Suites Realty substantial acquisition fees to acquire properties which will reduce the net proceeds available for investment in properties. In addition, we will pay, principally to Apple Suites Advisors, substantial advisory and related compensation, which will reduce cash available for distribution to shareholders. Thus, for example, if only 87% of the gross proceeds of the offering are available for investment in properties, revenues may be reduced by 13% compared to revenues in the absence of these fees.


THE   COMPENSATION   TO  APPLE  SUITES  REALTY  AND  APPLE  SUITES  ADVISORS  IS
INDETERMINABLE AND CANNOT BE STATED WITH CERTAINTY.

     Apple Suites Realty and Apple Suites Advisors will receive compensation for services rendered by them to us that cannot be determined with certainty. Apple Suites Advisors will receive an asset management fee that may range from $15,000 to $750,000 per year. The asset management fee will be based upon the ratio of funds from operations to the amount raised in this offering. Apple Suites Realty will receive a commission for each property purchased based upon the purchase price of the properties we purchase. The total compensation to Apple Suites Realty is therefore dependent upon (1) the number of properties we purchase and (2) the cost of each property purchased. In addition, Apple Suites Advisors and Apple Suites Realty will be reimbursed for their costs incurred on our behalf and are entitled to compensation for other services and property we may request that they provide to us. The dollar amount of the cost and the compensation cannot now be determined.


THERE ARE CONFLICTS OF INTEREST WITH OUR PRESIDENT AND CHAIRMAN OF THE BOARD.

     Generally, conflicts of interest between us and Glade M. Knight arise because he is the sole shareholder of Apple Suites Advisors, Apple Suites Realty and Apple Suites Management. These companies will enter into contracts with us to lease our properties or provide us with asset management and property acquisition and disposition services. In addition, Glade M. Knight is and will be a principal in other real estate investment transactions or programs which may compete with us.


THERE ARE CONFLICTS OF INTEREST WITH OUR ADVISOR AND BROKER.

     We will pay Apple Suites Realty an acquisition fee in connection with each acquisition of a property, and a disposition fee in connection with property dispositions. As a consequence, Apple Suites Realty may have an incentive to


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recommend  the  purchase or disposition of a property in order to receive a fee.
Apple Suites Advisors will receive a fee which is a percentage of the total consideration we receive from sale of common shares and, therefore, it could have an incentive to close the sales of shares as rapidly as possible.


THERE ARE CONFLICTS OF INTEREST WITH OUR LESSEE.

     We will lease our extended-stay hotel properties to Apple Suites Management. We may be less willing to enforce provisions of the lease contract against Apple Suites Management than against a third-party non-affiliated lessee. Our lessee may not be able to make its lease payments under the lease. Although failure on the part of Apple Suites Management to materially comply with the terms of a lease including failure to pay rent when due will give us the right to terminate the lease, repossess the property and enforce the payment obligations under the lease, we would then be required to find another lessee to lease the property since we cannot operate extended-stay hotel properties directly. In addition, it is possible that we would be unable to enforce the payment obligations under the leases following any termination. There can be no assurance that we would be able to find another lessee or that we would be able to enter into a new lease on terms as favorable to us if another lessee were found.


OUR MANAGEMENT WILL SPEND TIME ON OTHER ACTIVITIES.

     The officers and directors of Apple Suites Advisors, Apple Suites Realty and Apple Suites Management also serve as officers and directors of entities which engage in the brokerage, sale, operation or management of real estate. The officers and directors of Apple Suites Advisors, Apple Suites Realty and Apple Suites Management may disproportionately allocate their time and resources between us and these other entities.


WE OWN NO PROPERTIES AT THIS TIME.

     We have not committed to purchasing any specific properties with the proceeds of this offering as of the date of this prospectus. However, when at any time during the offering period we believe that there is a reasonable probability that any specific property will be acquired, this prospectus will be supplemented to provide a description of the property and the anticipated terms of its purchase, financing and management. A prospective shareholder will only be able to evaluate information as to properties which are disclosed in a prospectus supplement issued before the prospective shareholder makes its investment.


WE  ARE  NOT  DIVERSIFIED  AND  ARE  DEPENDENT  ON  OUR  INVESTMENT  IN A SINGLE
INDUSTRY.

     Our current strategy is to acquire interests primarily in extended-stay hotel properties. As a result, we are subject to the risks inherent in investing in a single industry. A downturn in the extended-stay hotel industry may have more pronounced effects on the amount of cash available to us for distribution or on the value of our assets than if we had diversified our investments. We will also be subject to any downturns in the business, commercial and tourism travel industry as a whole.


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WE WILL BE DEPENDENT UPON APPLE SUITES MANAGEMENT FOR OUR REVENUES.

     Due to federal income tax restrictions, we cannot operate our properties directly. Therefore, we intend to lease our extended-stay hotel properties to Apple Suites Management who will manage the properties. Our revenues and our ability to make distributions to our shareholders will depend solely upon the ability of Apple Suites Management to make rent payments under its leases. Apple Suites Management has no significant assets. Any failure by Apple Suites Management to make rent payments would adversely affect our ability to make distributions to our shareholders.


THERE MAY BE OPERATIONAL LIMITATIONS ASSOCIATED WITH FRANCHISE AGREEMENTS AFFECTING OUR PROPERTIES.

     Apple   Suites   Management  will  operate  a  substantial  number  of  our properties pursuant to franchise or license agreements with nationally recognized hotel brands. These franchise agreements may contain specific standards for, and restrictions and limitations on, the operation and maintenance of our properties in order to maintain uniformity within the franchisor system. We do not know whether those limitations may conflict with our ability to create specific business plans tailored to each property and to each market.

     The standards are subject to change over time, in some cases at the direction of the franchisor, and may restrict Apple Suites Management's ability, as franchisee, to make improvements or modifications to a property without the consent of the franchisor. In addition, compliance with the standards could require us or Apple Suites Management, as franchisees, to incur significant expenses or capital expenditures. Action or inaction on our part or by Apple Suites Management could result in a breach of those standards or other terms and conditions of the franchise agreements and could result in the loss or cancellation of a franchise license.

     In connection with terminating or changing the franchise affiliation of a property, we may be required to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the property covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor.


WE HAVE NO OPERATING HISTORY AND WE HAVE NO ASSURANCE OF SUCCESS.

     We do not have an operating history. There is no assurance that we will operate successfully or achieve our objectives.


THERE IS A POSSIBLE LACK OF DIVERSIFICATION AND LOWER RETURN DUE TO THE MINIMUM SIZE OF OUR OFFERING.

     We initially will be funded with contributions of not less than $15,000,000. Our profitability could be affected if we do not sell more than the minimum offering. In the event we receive only the minimum offering of 1,666,666.67 common shares, we will invest in fewer properties. The fewer properties purchased, the greater the


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potential   adverse   effect   of   a  single  unproductive  property  upon  our
profitability since a reduced degree of diversification will exist among our properties. In addition, the returns on the common shares sold will be reduced as a result of allocating our expenses among the smaller number of shares.


THERE MAY BE DELAYS IN INVESTMENT IN REAL PROPERTY, AND THIS DELAY MAY DECREASE THE RETURN TO SHAREHOLDERS.

     We may experience delays in finding suitable properties to acquire. Pending investment of the proceeds of this offering in real estate, and to the extent the proceeds are not invested in real estate, the proceeds may be invested in permitted temporary investments such as U.S. government securities, certificates of deposit, or commercial paper. The rate of return on those investments has fluctuated in recent years and may be less than the return obtainable from real property.


THE  ACTUAL  AMOUNT OF  PROCEEDS  AVAILABLE  FOR  INVESTMENT  IN  PROPERTIES  IS
UNCERTAIN.

     Although we estimate in this prospectus the net amount of offering proceeds that will be available for investment in properties, the actual amount available for investment may be less. For example, we might deem it necessary to establish a larger than expected working capital or contingency reserve to cover unexpected environmental liabilities from unexpected lawsuits or governmental regulatory judgments or fines. Any liabilities of this sort, or other unanticipated expenses or debts, would reduce the amount we have available for investment in properties.


THE PER-SHARE OFFERING PRICES HAVE BEEN ESTABLISHED ARBITRARILY BY US AND MAY NOT REFLECT THE TRUE VALUE OF THE COMMON SHARES.

     If we were to list the common shares on a national securities exchange, the common share price might drop below our shareholder's original investment. Neither prospective investors nor shareholders should assume that the per-share prices reflect the intrinsic or realizable value of the common shares or otherwise reflect our value, earnings or other objective measures of worth. The increase in the per-share offering price from $9 to $10 once the minimum offering is achieved is also not based upon or reflective of any meaningful measure of our share value.


WE MAY BE UNABLE TO MAKE DISTRIBUTIONS.

     If our properties do not generate sufficient revenue to meet operating expenses, our cash flow and our ability to make distributions to shareholders may be adversely affected. Our properties are subject to all operating risks common to hotel properties. These risks might adversely affect occupancy or room rates. Increases in operating costs due to inflation and other factors may not necessarily be offset by increased room rates. The local markets may limit the extent to which room rates may be increased to meet increased operating expenses without decreasing occupancy rates. In addition, a percentage of our rents will be based on the gross income of Apple Suites Management from food and beverage, telephone and other revenue of each property. If the gross income from these sources decreases, our rental income will also decrease.


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WE WILL FACE COMPETITION IN THE HOTEL INDUSTRY.

     The extended-stay hotel industry is highly competitive. This competition could reduce occupancy levels and rental revenues at our properties, which would adversely affect our operations. We expect to face competition from many sources. We will face competition from other hotels both in the immediate vicinity and the geographic market where our hotels will be located. Over-building in the hotel industry will increase the number of rooms available and may decrease occupancy and room rates. In addition, increases in operating costs due to inflation may not be offset by increased room rates. We will also face competition from nationally recognized hotel brands with which we will not be associated.

     We will also face competition for investment opportunities. these competitors may be other real estate investment trusts, national hotel chains and other entities that may have substantially greater financial resources than we do. We will also face competition for investors from other hotel real estate investment trusts and real estate entities.


INVESTORS MAY WAIT UP TO ONE YEAR BEFORE RECEIVING THEIR COMMON SHARES OR A REFUND OF THEIR MONEY IF THE MINIMUM OFFERING IS NOT ACHIEVED.

     Until the minimum offering of 1,666,666.67 common shares is achieved, investors will not receive their common shares. If at least 1,666,666.67 common shares have not been sold within one year after the date of this prospectus, we will terminate this offering of common shares. If the minimum offering is sold within one year, investors will receive their common shares plus interest on their subscription monies at the time of closing. If the offering is terminated, investor will have their money promptly refunded with interest.


THERE WOULD BE SIGNIFICANT ADVERSE CONSEQUENCES OF OUR FAILURE TO QUALIFY AS A REIT.

     Qualification as a real estate investment trust, or REIT, involves the application of highly technical and complex Internal Revenue Code provisions for which there are limited judicial or administrative interpretations. If we were to fail to qualify as a REIT for any taxable year, we would be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to our shareholders because of the additional tax liability. In addition, distributions to our shareholders would no longer qualify for the dividends paid deduction and we would no longer be required to make distributions. To the extent we would have made distributions in anticipation of qualifying as a REIT, we might be required to borrow funds or liquidate investments in order to pay the applicable tax.


OUR REAL ESTATE INVESTMENTS WILL BE RELATIVELY ILLIQUID.

     Real estate investments are, in general, relatively difficult to sell. Our illiquidity will tend to limit our ability to promptly vary our portfolio in response to changes in economic or other conditions. In addition, provisions of the Internal Revenue Code


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relating  to REITs limit our ability to sell properties held for fewer than four years. This limitation may affect our ability to sell properties without adversely affecting returns to our shareholders.


OUR BOARD MAY IN ITS SOLE DISCRETION DETERMINE THE AMOUNT OF OUR AGGREGATE DEBT.

     Subject to the limitations in our bylaws on the permitted maximum amount of debt, there is no limitation on the number of mortgages or deeds of trust that may be placed against any particular property. Our bylaws will prohibit us from incurring debt if the debt would result in our total debt exceeding 100% of the value of our assets at cost. The bylaws also will prohibit us from allowing total borrowings to exceed 50% of the fair market value of our assets. However, our bylaws allow us to incur debt in excess of these limitations when the excess borrowing is approved by a majority of the independent directors and disclosed to the shareholders. In addition, the bylaws will provide that our borrowings must be reasonable in relation to our net assets and must be reviewed quarterly by the directors.


WE HAVE NO RESTRICTION ON CHANGES IN OUR INVESTMENT AND FINANCING POLICIES.

     Our board of directors approves our investment and financing policies, including our policies with respect to growth, debt, capitalization and payment of distributions. Although the board of directors has no present intention to amend or waive its current policies, it could do so at any time, or from time to time, at its discretion without a vote of our shareholders. For example, our board could determine without shareholder's approval that it is in the best interests of the shareholders to cease all investments in extended-stay hotel properties, to make investments in other types of assets or to dissolve the business.


THERE WILL BE DILUTION OF SHAREHOLDER'S INTERESTS UPON CONVERSION OF THE CLASS B SHARES.

     Glade M. Knight, who is our director, chairman of the board and president, and others will hold Class B convertible shares which are convertible into common shares, as described under "principal and management shareholders." The number of common shares into which the Class B convertible shares are convertible depends on the gross proceeds of the offering. The conversion ratio is one-to-one for gross proceeds of $50 million (5,166,666 common shares). The conversion ratio increases to eight-to-one for gross proceeds of $300 million. The conversion of Class B convertible shares into common shares will result in dilution of the shareholders' interests.

     o Assuming 5,166,666 common shares offered by this prospectus were sold, and all of the Class B convertible shares were converted into common shares, the holders of the Class B convertible shares would own approximately 240,000 common shares or 4.44% of the total number of common shares then outstanding in exchange for an aggregate payment of 24,000.

     o If half of the offering is sold, this would represent the sale of 15,166,666 common shares. Assuming 15,166,666 common shares were sold, and all of the Class B convertible shares were converted into common shares, the


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

          holders of the Class B convertible shares would own approximately 840,000 common shares or 5.25% of the total number of common shares then outstanding in exchange for an aggregate payment of $24,000.

     o Assuming all common shares offered by this prospectus were sold, and all of the authorized Class B convertible shares were converted into common shares, the holders of the Class B convertible shares would own approximately 1,920,000 common shares or 5.98% of the total number of common shares outstanding in exchange for an aggregate payment of $24,000.


OUR SHAREHOLDERS' INTERESTS MAY BE DILUTED IN VARIOUS WAYS.

     The board of directors is authorized, without shareholder approval, to cause us to issue additional common shares or to raise capital through the issuance of preferred shares, options, warrants and other rights, on terms and for consideration as the board of directors in its sole discretion may determine. Any such issuance could result in dilution of the equity of the shareholders. The board of directors may, in its sole discretion, authorize us to issue common shares or other equity or debt securities, (1) to persons from whom we purchase property, as part or all of the purchase price of the property, or (2) to Apple Suites Advisors or Apple Suites Realty in lieu of cash payments required under the Advisory Agreement or other contract or obligation. The board of directors, in its sole discretion, may determine the value of any common shares or other equity or debt securities issued in consideration of property or services provided, or to be provided, to us, except that while common shares are offered by us to the public, the public offering price of the shares shall be deemed their value.

     We have agreed to sell to David Lerner Associates, Inc. warrants to purchase 10% of the shares sold, up to 3,000,000 common shares, at an exercise price of $16.50 per share. To the extent that the warrants are exercised, dilution will occur if the warrant exercise price is less than the value of the common shares at the time of exercise.

     We have adopted two stock incentive plans for the benefit of our directors and a limited number of our employees and employees of Apple Suites Advisors and Apple Suites Realty. The effect of the exercise of those options could be to dilute the value of the shareholders' investments to the extent of any difference between the exercise price of an option and the value of the shares purchased at the time of the exercise of the option.

     In addition, we expressly reserve the right to implement a dividend reinvestment plan involving the issuance of additional shares by us, at an issue price determined by the board of directors.


SEVEN PARTNERSHIPS PREVIOUSLY ORGANIZED BY GLADE M. KNIGHT FILED FOR BANKRUPTCY.

     Several  private  partnerships  previously  organized  by  Glade  M. Knight experienced operating difficulties and adverse business developments. A prospective investor may deem this relevant in evaluating the risk that we will experience operating difficulties and adverse business developments. Seven private partnerships previously organized by Mr. Knight filed for reorganization under Chapter 11 of the


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United  States Bankruptcy Code. These partnerships ceased all cash distributions to their investors. In addition, the properties owned by other partnerships organized by Mr. Knight were lost through foreclosure.


OUR ARTICLES AND BYLAWS CONTAIN ANTITAKEOVER PROVISIONS AND OWNERSHIP LIMITS.

     Ownership Limits. Our bylaws contain restrictions on stock ownership which may discourage third parties from making acquisition proposals. These same antitakeover provisions may also impede our shareholders' ability to change our management.

     In order to maintain our qualification as a REIT, no more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals or entities. As a result, our bylaws prohibit ownership, either directly or indirectly, of more than 9.8% of the common shares by any shareholder. Our board may waive this ownership limitation on a case-by-case basis. As a result, without our board's approval, no person may acquire more than 9.8% of our outstanding common shares, limiting a third-party's ability to acquire control of us.

     Preferred Shares. Our articles of incorporation authorize the board to issue up to 15,000,000 preferred shares and to establish the preference and rights of those shares. Thus, our board could create a new class of preferred shares with voting or other rights senior to any existing class of stock. These rights could delay or prevent a change in control even if a change were in our shareholders' best interest.


WE MAY BECOME SUBJECT TO ENVIRONMENTAL LIABILITIES.

     Although we will subject our properties to an environmental assessment prior to acquisition, we may not be made aware of all the environmental liabilities associated with a property prior to its purchase. There may be hidden environmental hazards that may not be discovered prior to acquisition. The costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our properties, or the failure to remediate properly a contaminated property, could adversely affect our ability to sell or rent the property or to borrow using the property as collateral.

     Various    federal,    state    and   local   environmental   laws   impose
responsibilities on an owner or operator of real estate and subject those persons to potential joint and several liabilities. Typical provisions of those laws include:

     -- Responsibility and liability for the costs of removal or remediation of hazardous substances released on or in real property, generally without regard to knowledge of or responsibility for the presence of the contaminants.

     -- Liability for the costs of removal or remediation of hazardous substances at disposal facilities for persons who arrange for the disposal or treatment of those substances.

     -- Potential liability under common law claims by third parties based on damages and costs of environmental contaminants.

WE MAY INCUR SIGNIFICANT COSTS COMPLYING WITH THE AMERICANS WITH DISABILITIES ACT AND SIMILAR LAWS.

     Our properties will be required to meet federal requirements related to access and use by disabled persons as a result of the Americans with Disabilities Act of 1990. In addition, a number of additional federal, state and local laws may require modifications to any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Noncompliance with these laws or regulations could result in the imposition of fines or an award of damages to private litigants. Additional legislation could impose additional financial obligations or restrictions with respect to access by disabled persons. If required changes involve greater expenditures than we currently anticipate, or if the changes must be made on a more accelerated basis, our ability to make expected distributions could be adversely affected.

OUR COMPUTER SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT, WHICH WOULD LEAD TO OPERATIONAL DIFFICULTIES AND INCREASED COSTS.

     Many of the world's computer systems currently record years in a two-digit format. Those computer systems will be unable to properly interpret dates beyond the year 1999, which could lead to disruptions in our operations commonly referred to as the "Year 2000" issue. We and Apple Suites Advisors, Apple Suites Realty and Apple Suites Management do not have any computer systems and are in the process of developing initiatives to address the Year 2000 issue. We cannot guarantee that our systems and those of Apple Suites
Advisors, Apple Suites Realty or Apple Suites Management will be Year 2000 compliant or that other companies on which we may rely will be timely converted. As a result, our operations could be adversely affected.


WE MAKE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS WHICH MAY PROVE TO BE INACCURATE.

     This prospectus contains forward-looking statements within the meaning of the federal securities laws which are intended to be covered by the safe harbors created by those laws. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

                      INVESTMENT OBJECTIVES AND POLICIES

     The following is a discussion of our current policies with respect to investments, financing and other activities. These policies have been established by our management. These policies may be amended or waived from time to time at the discretion of our board of directors without a vote of our shareholders. No assurance can be given that our investment objectives will be attained.


INVESTMENTS IN REAL ESTATE OR INTERESTS IN REAL ESTATE.

     Our primary business objective is to maximize shareholder value by achieving long-term growth in cash distributions to our shareholders. We intend to pursue this objective by acquiring extended-stay hotel properties for
long-term   ownership.   We  intend  to  acquire  fee  ownership  of  our  hotel
properties. We intend to lease these properties to hotel operating companies for their management. We seek to maximize current and long-term net income and the value of our assets. Our policy is to acquire assets where we believe opportunities exist for acceptable investment returns.

     We expect to pursue our objectives primarily through the direct ownership of extended-stay hotel properties located in selected metropolitan areas. However, future investment activities will not be limited to any geographic area or product type or to a specified percentage of our assets.

     Although we are not currently doing so, we may also participate with other entities in property ownership, through joint ventures or other types of common ownership. Equity investments may be subject to existing mortgage financing and other indebtedness which have priority over our equity interests.

     We reserve the right to dispose of any property if we determine the disposition of a property is in our best interests and the best interests of our shareholders.


BORROWING POLICIES

     To maximize our potential cash flow and minimize our risk, we intend to purchase our properties on an "all-cash" basis. However, we may initially use limited interim borrowings in order to purchase properties. We will endeavor to repay any interim borrowings with proceeds from the sale of common shares and thereafter to hold our properties on an unleveraged basis. However, for the purpose of flexibility in operations, we will have the right, subject to the approval of the board of directors, to borrow.

     One purpose of borrowing could be to permit our acquisition of additional properties through the "leveraging" of shareholders' equity contributions. Alternatively, we might find it necessary to borrow to permit the payment of operating deficits at properties we already own. Furthermore, although not anticipated, properties may be financed or refinanced if the board of directors deems it in the best interests of shareholders because, for example, indebtedness can be incurred on favorable terms and the incurring of indebtedness is expected to improve the shareholders' after-tax cash return on invested capital.

     Loans we obtain may be evidenced by promissory notes secured by mortgages on our properties. As a general policy, we would seek to obtain mortgages securing indebtedness which encumber only the particular property to which the indebtedness relates, but recourse on these loans may include all of our assets. If recourse on any loan incurred by us to acquire or refinance any particular property includes all of our assets, the equity in other properties could be reduced or eliminated through foreclosure on that loan.

     Subject to the approval of the board of directors, we may borrow from Apple Suites Advisors or Apple Suites Realty or establish a line of credit with a bank or other lender. Those entities are under no obligation to make any loans, however. After the initial closing of $15,000,000, any loans made by them must be approved by a majority of the independent directors as being fair, competitive and commercially reasonable and no less favorable to us than loans between unaffiliated lenders and borrowers under the same circumstances.

     After the initial closing of $15,000,000, our bylaws will prohibit us from incurring debt if the debt would result in aggregate debt exceeding 100% of "Net Assets," defined generally to mean assets at cost, before subtracting liabilities, unless the excess borrowing is approved by a majority of the independent directors and disclosed to the shareholders as required by the bylaws. The bylaws also will prohibit us from allowing aggregate borrowings to exceed 50% of our "Adjusted Net Asset Value," defined generally to mean assets at fair market value, before subtracting liabilities, subject to the same exception described in the previous sentence. In addition, the bylaws will provide that the aggregate borrowings must be reasonable in relation to our net assets and must be reviewed quarterly by the directors. Subject to the limitations on the permitted maximum amount of debt, there is no limitation on the number of mortgages or deeds of trust which may be placed against any particular property.

     Assuming the independent directors approve, we may initially borrow in excess of the debt limitations described in the previous paragraph in order to acquire a portfolio of extended-stay hotel properties. If attainable, the acquisition of a portfolio of properties early in our existence would, in the opinion of our management, provide us with greater ability to acquire extended-stay hotel properties in the future as proceeds from the sale of common shares are received and provide us with economies of scale from the outset. We would endeavor to use only interim borrowing for these acquisitions in order to maintain our long-term policy of purchasing our properties on an all cash basis. We would repay any interim borrowings with proceeds from the sale of common shares.


RESERVES

     A portion of the proceeds of this offering will be reserved to meet working capital needs and contingencies associated with our operations. We will initially allocate to our working capital reserve not less than 0.5% of the proceeds of the offering. As long as we own any properties, we will retain as working capital reserves an amount equal to at least 0.5% of the proceeds of the offering, subject to review and re-evaluation by the board of directors. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our properties on an all cash basis. We would repay any interim borrowings with investment in one or more properties.


SALE POLICIES

     We are under no obligation to sell our investment properties, and currently anticipate that we will hold our investment properties for an indefinite length of time. However, a sale of one or more properties may occur at any time if Apple Suites Advisors deems it advisable for us based upon current economic considerations, and the board of directors concurs with the decision. In deciding whether to sell a property, Apple Suites Advisors will also take into consideration factors such as: the amount of appreciation in value, if any, to be realized; federal, state and local tax consequences; the possible risks of continued ownership; and the anticipated advantages to be gained for the shareholders from sale of a property versus continuing to hold property.

     Currently, we expect that within approximately three years from the initial closing, we will either:

       (1) cause the common shares to be listed on a national securities exchange or quoted on the NASDAQ National Market System or

       (2) with shareholder approval, dispose of all of our properties in a manner which will permit distributions to our shareholders of cash.

     The taking of either type of action would be conditioned on the board of directors determining the action to be prudent and in the best interests of the shareholders, and would be intended to provide shareholders with liquidity either by initiating the development of a market for the common shares or by disposing of properties and distributing to shareholders cash. Virginia law and our articles of incorporation state that a majority of the common shares then outstanding and entitled to vote is required to approve the sale of all or substantially all our assets. However, we are under no obligation to take any of these actions, and these actions, if taken, might be taken after the three-year period.


CHANGES IN OBJECTIVES AND POLICIES

     Subject to the limitations in the articles of incorporation, the bylaws and the Virginia Stock Corporation Act, the powers of our company will be exercised by or under the authority of, and the business and affairs of our company will be controlled by, the board of directors. The board of directors also has the right and power to establish policies concerning investments and the right, power and obligation to monitor the procedures, investment operations and performance of our company.

     In general, the articles of incorporation and the bylaws can be amended only with the affirmative vote of a majority of the outstanding common shares, except that the bylaws may be amended by the board of directors if necessary to comply with the real estate investment trust provisions of the Internal Revenue Code or with other applicable laws, regulations or requirements of any state securities regulator. The bylaws can also be amended by the board of directors to:

     o correct any ambiguity in the bylaws or resolve inconsistencies between the bylaws and the Articles;

     o make changes that are not materially adverse to the rights of shareholders; or

     o allow us to take any action or fulfill any obligation which we are legally obligated or permitted to take.

     Within the express restrictions and prohibitions of the bylaws, the articles of incorporation and applicable law, however, the board of directors has significant discretion to modify our investment objectives and policies, as stated in this prospectus. We have no present intention to modify any of our investment objectives and policies, and it is anticipated that any modification would occur only if business and economic factors affecting us made our stated investment objectives and policies unworkable or imprudent. By way of illustration only, the board of directors could elect to acquire residential apartment communities, or to acquire one or more commercial properties in addition to extended-stay hotel properties.

     Thus, while this prospectus accurately and fully discloses our current investment objectives and policies, prospective shareholders must be aware that the board of directors, acting consistently with our organizational documents, applicable law and their fiduciary obligations, may elect to modify or expand our objectives and policies from time to time. Any action by the board of directors would be based upon the perceived best interests of our company and the shareholders.

                                   BUSINESS


GENERAL

     We are a Richmond, Virginia-based company. We plan to elect to be treated as a real estate investment trust for federal income tax purposes beginning with our taxable year ending December 31, 1999. We plan to purchase and own extended-stay hotel properties located in selected metropolitan areas. However, we currently own no properties.


BUSINESS STRATEGIES

     Our primary business objective is to maximize shareholder value by maintaining long-term growth in cash distributions to our shareholders. To achieve this objective, we will focus on maximizing the internal growth of our portfolio by selecting properties that have strong cash flow growth potential. We intend to pursue this objective by acquiring extended-stay hotel properties for long-term ownership by purchasing properties in fee simple. Because we are prohibited under the federal tax laws pertaining to qualifying as a real estate investment trust from operating our extended stay hotel properties, we will lease each of our hotel properties to Apple Suites Management or another lessee for their management. We anticipate that substantially all of our hotel properties will be leased to Apple Suites Management, a Virginia corporation, the sole shareholder and chief executive officer of which is Glade M. Knight.

     We will seek associations with distinctive brands in the extended-stay hotel market. We are currently negotiating a license agreement and management agreement with Promus Hotels, Inc. with respect to extended-stay hotel properties we may purchase from Promus Hotels, Inc. These agreements would permit us to have our properties identified as Homewood Suites(Reg. TM) properties.


HOMEWOOD SUITES(Reg. TM)

     Consistent with our strategy to invest in extended-stay hotel properties, we are in the process of negotiating an agreement to purchase a number of Homewood Suites(Reg. TM) properties from Promus Hotels, Inc. No agreement presently exists. If we are successful in negotiating an agreement with Promus Hotels, Inc., any such agreement would have a number of conditions to each party's obligations thereunder, including our achieving the minimum offering of 1,666,666.67 common shares. Accordingly, there can be no assurance we will purchase any Homewood Suites(Reg. TM) properties.

     If we are successful in negotiating an agreement with Promus Hotels, Inc. and are able to sell the minimum offering of 1,666,666.67 common shares, we expect that we would purchase five Homewood Suites(Reg. TM) properties for approximately $50,000,000. Since the net proceeds of the minimum offering would be approximately $12,675,000, our ability to purchase five Homewood Suites(Reg.
TM) properties would depend on our ability to arrange financing for the balance of the purchase price either from Promus Hotels, Inc. or a bank.

     We have no commitments from either Promus Hotels, Inc. or a bank to provide such financing and there can be no assurance that financing on acceptable terms will be available. Furthermore, such financing, if available, would require the approval of a majority of the independent directors if it would exceed the limit on debt allowed in the bylaws in the absence of such approval.

     There are currently more than 70 Homewood Suites(Reg. TM) properties in the United States. Homewood Suites(Reg. TM) offers upscale, all-suites, high-quality, residential-style lodging with a comprehensive package of guest services and amenities, for extended-stay business and leisure travelers. Homewood Suites(Reg. TM) properties are designed to meet the needs of the business and leisure traveler whose stay is typically five nights or more. Homewood Suites(Reg. TM) was designed for people working on field assignments, relocating to a new community, attending seminars and conventions, participating in corporate training programs, taking an extended vacation or attending a family event.

     Homewood Suites(Reg. TM) properties consist of suites built around a central hospitality center or lodge. Homewood Suites(Reg. TM) provides spacious residential-style quarters with separate living and sleeping areas large enough for work, study, entertaining or relaxation. Each suite features a fully equipped kitchen and worksite with two telephones featuring data ports and voice mail. Each lodge or hospitality center features a complete executive center with fax machine and photocopier in addition to an exercise center, swimming pool and other recreational facilities.

     Homewood Suites(Reg. TM) is a service mark owned by Promus Hotels, Inc. Promus Hotels, Inc., its subsidiaries or affiliates also own the following trademarks and service marks: Doubletree(Reg. TM), Doubletree Guests
Suites(Reg. TM), Club Hotel by Doubletree(Reg. TM) Hampton Inn(Reg. TM), Hampton Inn & Suites(Reg. TM), Embassy Vacation Resorts(Reg. TM) and Hampton Vacation Resorts. SM Promus Hotels, Inc., its subsidiaries or affiliates serve guests in more than 1,275 hotels and more than 186,000 rooms and suites. We are not affiliated with Promus Hotels, Inc. or any of its affiliates.


DESCRIPTION OF LEASES

     We expect to lease our properties to an operator under long-term leases. We anticipate that substantially all of our properties will be leased to and operated by Apple Suites Management on the following anticipated terms and conditions.

     TERM. We anticipate that each lease will provide for an initial term of five years commencing on the date on which the property is acquired. Each lease will provides the lessee with renewal options, provided that (a) the lessee will not have the right to a renewal if there shall have occurred a change in the tax law that would permit us to operate the hotel properties directly and
(b) the rent for each renewal term will be adjusted to reflect the then fair market rental value of the property. If we are unable to agree upon the then fair market rental value of a property, the lease will terminate upon the expiration of the then current term and Apple Suites Management will have a right of first refusal to lease the property from us on terms as we may have agreed upon with a third-party lessee.

     BASE RENT; PARTICIPATING RENT. Our rents will be based on a base amount and a percentage of gross income. We anticipate that each lease will require the lessee to pay  (1)  fixed  monthly  base  rent,  (2)  on  a  monthly  basis, the excess of
"participating rent" over base rent, with participating rent based on percentages of room revenue, food and beverage revenue and telephone and other revenue at each property, and (3) other amounts, including interest accrued on any late payments or charges. Base rent may increase annually by a percentage equal to the percentage increase in the consumer price index compared to the prior year. Base rent will be payable monthly in advance. Participating rent may be payable in arrears based on a monthly schedule adjusted to reflect the seasonal variations in the property's revenue.

     In addition to rent, the leases may require the lessee to pay many of the following items: liability insurance; real estate and personal property taxes and assessments; casualty insurance, including loss of income insurance; and all costs and expenses and all utility and other charges incurred in the operation of the properties. The leases may also provide for rent reductions and abatements in the event of damage or destruction or a partial condemnation of any property.


OTHER REAL ESTATE INVESTMENTS.

     Although we anticipate that our focus will be on extended-stay hotel properties our bylaws and articles of incorporation do not preclude us from acquiring other residential properties. Although we currently own no properties we may acquire other real estate assets including, but not limited to, multi-family residential properties and other income producing properties in addition to extended-stay hotel properties. The purchase of any property will be based upon our perceived best interests and those of our shareholders. Regardless of the mix of properties we may own, our primary business objective is to maximize shareholder value by acquiring properties that have strong cash flow growth potential.


LEGAL PROCEEDINGS

     We are not presently subject to any material litigation. To our knowledge, there is no material litigation threatened against us. We may become subject in the future to litigation, including routine litigation arising in the ordinary course of business.


REGULATION

     GENERAL. Our properties may be subject to various laws, ordinances and regulations, including regulations relating to recreational facilities such as swimming pools, activity centers and other common areas. We intend to acquire the necessary permits and approvals under present laws, ordinances and regulations to operate our business.

     AMERICANS WITH DISABILITIES ACT. Our properties will need to comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA") to the extent they are "public accommodations" and/or "commercial facilities" under the ADA. Compliance with ADA requirements could require removal of structural barriers to handicapped access in public areas of the properties where removal is readily achievable.

ENVIRONMENTAL MATTERS

     Under federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and remediate hazardous or toxic substances or petroleum product releases at a property. In addition, the owner or operator may be held liable to a government entity or third party for property damage and investigation and remediation costs incurred by parties in connection with the contamination. These laws typically impose cleanup responsibility and liability without regard to whether the owner or operator knew of, or caused the presence of, the contaminants. The costs of investigation, remediation or removal of substances may be substantial, and the presence of these substances, or the failure to properly remediate these substances, may adversely affect the owner's ability to sell or rent the real estate or to borrow using the real estate as collateral.

     In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs incurred in connection with the contamination. Individuals who arrange for the disposal or treatment of hazardous or toxic substances may be held liable for the costs of investigation, remediation or removal of hazardous or toxic substances at or from the disposal or treatment facility regardless of whether the facility is owned or operated by the person. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

     Federal, state and local laws, ordinances and regulations also govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when the materials are in poor condition or in the event of the remodeling, renovation or demolition of a building. These laws may impose liability for the release of ACMs and may provide for third parties to seek recovery from owners or operators of real estate for personal injury associated with ACMs. In connection with the ownership and operation of its properties, we may be potentially liable for costs in connection with ACMs or other hazardous or toxic substances.

     Prior to acquisition, all of our properties will have been the subject of environmental assessments, which are intended to reveal information regarding, and to evaluate the environmental condition of, the surveyed properties and surrounding properties.

     These assessments will generally include:

     --   a historical review,

     --   a public records review,

     --   a  preliminary   site   investigation  of  the  site  and  surrounding
          properties,

     --   examining for the presence of asbestos,

     --   examining for equipment containing polychlorinated biphenyls,

     --   examining for underground storage tanks, and

     --   the preparation of a written report.

     These assessments generally will not include soil sampling or subsurface investigations.

     Nevertheless, it is possible that these assessments will not reveal all environmental liabilities or that there are unknown material environmental liabilities. Moreover, we cannot guarantee that

     -- future laws, ordinances or regulations will not require any material expenditures by or impose any material liabilities in connection with environmental conditions by or on us or our properties,

     -- the environmental condition of a property we purchase will not be adversely affected by residents and occupants of the property, by the condition of properties in the vicinity, such as the presence of underground storage tanks, or by unrelated third parties, or

     -- prior owners of any property we purchase will not have created unknown environmental problems.

     We will endeavor to ensure our properties will be in compliance in all material respects with all Federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products.


INSURANCE

     We will carry comprehensive liability, fire, extended coverage and rental loss insurance with respect to any property we acquire, with policy specifications, insured limits and deductibles customarily carried for similar properties. There are, however, certain types of losses, such as losses arising from earthquakes or wars, that are not generally insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose our capital invested in the affected property, as well as the anticipated future revenues from the property and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. We could be adversely affected by any such loss.


AVAILABLE INFORMATION

     We have filed a registration statement, of which this prospectus is a part, on Form S-11 with the Securities and Exchange Commission (the "Commission") relating to this offering of common shares. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. If we describe the contents of any contract or other document in this prospectus, the description may not necessarily be a complete description. You should refer to the copy of the document filed as an exhibit to the registration statement or incorporated by reference for a complete description.

     You can obtain copies of the registration statement and the exhibits for a fee from the Commission at its principal office in Washington, D.C.


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     We  will also file periodic reports, proxy statements and other information with the Commission. You can review and copy these documents at the offices of the Commission in Washington, D.C. and at the Commission's regional offices in Chicago, Illinois and New York, New York. The Commission also maintains an Internet web site that contains these documents and other information regarding registrants that file electronically. The Internet address of the Commission's web site is: http://www.sec.gov.

     We will furnish our shareholders with annual reports containing financial statements audited by our independent auditors.


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